FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒                      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐             No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE S.A.

Press release

Athens, 01/08/18

Agreement between the four greek systemic banks and doBank S.p.A. for the management of a portfolio of Non Performing Exposures with a value of euro 1.8 billion

The four systemic Banks (Alpha Bank, National Bank of Greece, Eurobank and Piraeus Bank) on 31.07.2018 entered into an internationally innovative servicing agreement with a credit institution specialized on servicing of non-performing loans, doBank S.p.A (doBank). This agreement is part of the strategic framework of the Greek systemic Banks to reduce their non-performing exposures by protecting the viability of small and medium enterprises (“SMEs”) and supporting the recovery of the Greek economy.

doBank will support the four systemic Banks in the exclusive management of common non-performing exposures of more than 300 Greek SMEs with approximate nominal value of EUR 1.8 billion, by facilitating the effective search of viable restructuring solutions when feasible. This cooperation, considering doBank’s significant experience and know-how, is expected to substantially contribute to the resolution of the SMEs and the improvement of the recoverability of their debts. These objectives will be achieved through increasing cooperativeness from borrowers, implementing effective restructuring strategies, accelerating and applying decision-making processes, as well as providing access to new sources of financing for sustainable SMEs.

doBank has significant experience in asset management services with a nominal value of assets under management of approximately EUR 88 billion at the end of March. doBank is an independent credit servicer listed on the Milan Stock Exchange with a market value of over EUR 800 million and a wide client base consisting of top credit institutions and investors. Following the completion of the relevant procedure with the Bank of Italy and the Bank of Greece and after having obtained permission from the competent Supervisory Authorities, doBank has established a branch in Greece.

The servicing agreement between the four systemic Banks and doBank was achieved after the completion of an international tender process with transparent evaluation criteria, in which more than thirty servicing firms participated. This agreement is a significant milestone for the Greek systemic Banks and is the result of detailed planning and pioneering collaboration between the four systemic banks, with the support of the international strategy consulting firm, Oliver Wyman. The international law firm White & Case acted as legal adviser to the Greek systemic banks on English law issues and Koutalidis Law Firm acted as legal adviser to the Greek systemic banks on Greek law issues.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: August 1st, 2018
Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: August 1st, 2018
Director, Financial Division